July 15, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street NE
Washington, D.C. 20549

Attn:	Gary Newberry Vanessa Robertson Alan Campbell Jeffrey Bagor

Re:	D8 Holdings Corp. Registration Statement on Form S-4 Filed June 11, 2021 File No. 333-257055

Ladies and Gentlemen:

On behalf of our client, D8 Holdings Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on June 11, 2021 (the “Registration Statement”), contained in the Staff’s letter dated July 8, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its first amended Registration Statement on Form S-4 (the “First Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the First Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	Please revise this section and the letter to D8 Holdings Corp. stockholders to disclose the post-business combination voting power of (i) D8’s sponsor and its affiliates as well as (ii) D8’s current public stockholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page, the letter to D8’s stockholders, page 14 and pages 49-50 of the First Amended Registration Statement to disclose the post-combination ownership and voting power, assuming no redemptions, of (i) D8’s sponsor and its affiliates as well as (ii) D8’s current public security holders.

United States Securities and Exchange Commission

July 15, 2021

2.	Please tell us whether you will be deemed a “controlled company” as defined by the market on which you intend to list and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Response: The Company advises the Staff that it will not be deemed a “controlled company” as defined by the NYSE rules, because the holders of the Class B common stock do not have any agreement or arrangement to act together as a “group.” Accordingly, the Company will not avail itself of the exemptions afforded to a controlled company. However, in response to the Staff’s comment, the Company has added a risk factor on page 59 of the First Amended Registration Statement to address the fact that the holders of the Class B common stock could form a “group” at a later date and thus avail the Company of the controlled company exemptions.

Market and Industry Data, page 8

3.	We note your disclosure indicating that there is no assurance that certain third-party information in the prospectus is accurate or complete and that you have not independently verified third-party information. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the First Amended Registration Statement to indicate that it is responsible for the disclosure in the prospectus and it has deleted the statements referenced in the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Vicarious Surgical, page 27

4.	We note your discussion of the Breakthrough Device designation for the Vicarious System. Please revise your disclosure here and throughout the prospectus where the Breakthrough Device designation is mentioned (including on pages 109, 113 and 229) to clarify that the process of medical device development is inherently uncertain and that there is no guarantee that this designation will accelerate the timeline for approval or make it more likely that the Vicarious System will be approved.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 28, 117, 118, 121, 237, 244, 250 and 256 of the First Amended Registration Statement indicating that “the process of medical device development is inherently uncertain and there is no guarantee that a Breakthrough Device Designation will accelerate the timeline for approval or make it more likely that the Vicarious System will be approved.”

United States Securities and Exchange Commission

July 15, 2021

The Proposed Certificate of Incorporation will designate a state or federal court located within the State of Delaware..., page 57

5.	Please revise your disclosure here and on pages 160 and 218 to clarify whether the exclusive forum provision will apply to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. To the extent that your exclusive forum provision will not apply to actions arising under the Exchange Act, please update Article 11 of your proposed certificate of incorporation (Annex B-1-12) to make this clear.

Please also revise to describe the federal forum provision for Securities Act claims described elsewhere in the prospectus. In your revisions, please state that there is uncertainty as to whether a court would enforce such a provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 59, 166, 167 and 226 of the First Amended Registration Statement. In addition, the Company has updated Article 11 of its proposed certificate of incorporation to clarify that the exclusive forum provisions will not apply to actions arising under the Exchange Act.

The Business Combination Proposal

Background of the Business Combination, page 108

6.	Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. By way of example only, please identify the representatives of D8 and the director of Vicarious Surgical who met on January 4, 2021, the representatives of D8 who participated on the conference call on January 7 and the representatives from D8 and Vicarious Surgical who participated on the conference calls on June 11.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 111-116 of the First Amended Registration Statement to disclose the individuals and/or parties who participated in the meetings and discussions described in that section.

7.	Please revise to disclose the identities of D8’s financial advisors. To the extent that any of D8’s financial advisors also served as an underwriter of D8’s IPO and is eligible to receive deferred underwriting compensation, please revise to disclose this conflict of interest in the Summary and throughout your registration statement, as appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 38, 125 and 233 of the First Amended Registration Statement to indicate that UBS Securities LLC, (“UBS”) the underwriter of the Company’s initial public offering, provided certain advice to the Company and that UBS will be entitled to receive a deferred underwriting discount equal to $6,037,500.

United States Securities and Exchange Commission

July 15, 2021

8.	Please revise your disclosure in this section to clearly describe how D8 formulated a pre-money enterprise value for Vicarious Surgical of $1.0 billion. Please also revise to discuss whether this valuation was subject to any negotiation between the parties.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 113 of the First Amended Registration Statement to clarify how D8 formulated a pre-money enterprise value for Vicarious Surgical of $1.0 billion and to disclose information about the negotiations between the parties regarding the valuation.

9.	Please revise your disclosure to summarize the results of KPMG’s IPO readiness report described on page 110. Please also revise your disclosure describing the D8 Board of Directors’ reasons for approval of the business combination to discuss whether the D8 board considered the IPO readiness report.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 114 of the First Amended Registration Statement to summarize the findings of KPMG’s high-level risk assessment of New Vicarious Surgical’s public company readiness. In response to the Staff’s comment, the Company has also revised its disclosure on page 114 of the First Amended Registration Statement to clarify that the D8 Board considered the high-level risk assessment of New Vicarious Surgical’s public company readiness in deciding to approve the Business Combination.

10.	Please revise your descriptions of the conference calls held among representatives from D8 and various surgeons to describe who facilitated the conference calls. To the extent the surgeons who participated on these conference calls were affiliated with Vicarious Surgical in any capacity, please so state.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 115 and 116 of the First Amended Registration Statement to explain who facilitated each call, and to the extent applicable, such surgeons’ respective affiliations with Vicarious Surgical.

D8 Board of Directors’ Reasons for the Approval of the Business Combination, page 112

11.	We note your disclosure that the board of directors determined not to obtain a third-party valuation or fairness opinion. Please describe here the substantive factors considered by the board in determining that the Business Combination was “fair” to shareholders, as disclosed on page 19.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 19, 53, 113 and 117 of the First Amended Registration Statement to clarify that the D8 Board's conclusion was partially based on implied valuations of comparable publicly traded companies based on ratios of enterprise value to expected revenues in 2024 and 2025 and expected compound annual growth rates of revenue for 2023-2025. The comparable publicly traded companies considered were divided into three groups: (i) high growth med-tech companies (those who are projected to have high revenue growth over the 2023-25 period); (ii) disruptive healthcare technology companies (those whose use of technology is intended to disrupt the industry); and (iii) other surgical robotics companies, namely the incumbent in the space. However, the D8 Board did not rely solely on quantitative factors. The D8 Board also made qualitative judgements based on the state of development of Vicarious Surgical, the stage of development of the robot, the tremendous growth opportunity the D8 Board perceived and the limited direct competition facing Vicarious Surgical, Vicarious Surgical's international expansion opportunities that D8 could assist with, outside advisors and expertise that D8 could bring to Vicarious Surgical, additional potential shareholders that D8 could introduce to Vicarious Surgical and the compelling technological advantages of the robotic system which the D8 Board perceives as a generational advance.

United States Securities and Exchange Commission

July 15, 2021

12.	Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 116-120 of the First Amended Registration Statement to disclose in greater detail all material analyses the Company’s board of directors relied upon in evaluating the financial aspects of the Business Combination. In response to the Staff’s comment, the Company advises the Staff that all material analyses the board relied upon in evaluating the financial aspects of the business combination supported the fairness of the transaction.

13.	Please revise this section to clarify throughout that the Vicarious System is yet to be approved and that the Breakthrough Device designation for the Vicarious System provides no guarantee of accelerated development or approval and that the process of medical device development is inherently uncertain and cannot be “de-risked.” In your revisions, please discuss whether the D8 board considered the risks associated with the fact that the Vicarious System has not been approved in making its determination to approve the Business Combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure in this section of the First Amended Registration Statement to clarify throughout the section that the Vicarious System is yet to be approved and that the Breakthrough Device designation for the Vicarious System provides no guarantee of accelerated development or approval and that the process of medical device development is inherently uncertain and cannot be “de-risked.” In response to the Staff’s comment, the Company has also revised its disclosure on page 120 of the First Amended Registration Statement to indicate that the Company’s board of directors considered the risks associated with the fact that the Vicarious System has not been approved in making its determination to approve the Business Combination.

14.	Please revise this section to discuss whether D8’s board considered the material risks to unaffiliated investors presented by taking the Vicarious Surgical public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. To the extent that D8’s board did not consider these risks, please so state.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 61, 62 and 120 of the First Amended Registration Statement to discuss the D8 Board’s consideration of the material risks to unaffiliated investors presented by taking Vicarious Surgical public through a merger rather than an underwritten offering.

United States Securities and Exchange Commission

July 15, 2021

15.	We note your statement on page 114 that D8’s board of directors believes that the “entry valuation” is attractive as compared to “similar companies in D8’s comps universe.” Please revise to clarify whether D8’s board of directors reviewed a comparable company analysis. To the extent D8’s board of directors reviewed a comparable company analysis, please include this analysis in the prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 113, 119 and 121 through 123 of the First Amended Registration Statement to clarify that the Company’s board of directors reviewed a comparable company analysis and to include the comparable company analysis in the First Amended Registration Statement.

16.	We note your disclosure on page 115 that the D8 board of directors considered the fact that Vicarious Surgical Stockholders will be rolling over 100% of their equity into New Vicarious Surgical as a reason to approve the Business Combination. Please revise to disclose whether the Vicarious Surgical Stockholders will be subject to any contractual restrictions on sales of their shares more than 180 days after the consummation of the Business Combination. Please also revise to briefly describe the difference between enterprise value and equity value.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 119 of the First Amended Registration Statement to disclose that the Vicarious Surgical Stockholders are not subject to any contractual restrictions on sales of their shares more than 180 days after the consummation of the Business Combination. The Company has also revised its disclosure on page 119 of the First Amended Registration Statement to describe the difference between enterprise value and equity value.

Unaudited Prospective Financial Information of Vicarious Surgical, page 116

17.	We note the “assumptions” referred to in your disclosure beneath the projections are not presented with any specificity. As such, please provide the material assumptions underlying the revenue, gross margin and installed base projections, including earnings growth rates, projected market penetration rates, discount rates, etc. The level of detail provided must be sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. In addition, in light of the fact that the Vicarious System has not been approved, ensure you fully explain how you arrived at your revenue projections. If you assessed the probability of regulatory/technical success, ensure you provide such details.

Response: In response to the Staff’s comment, the Company, after consultation with Vicarious Surgical, has provided additional disclosures regarding the assumptions underlying the prospective financial information.

United States Securities and Exchange Commission

July 15, 2021

Related Agreements

Registration Rights Agreement, page 214

18.	Please revise your disclosures here and on page 219 to quantify the number of shares that will have registration rights following the consummation of the Business Combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 142 and 227 of the First Amended Registration Statement to disclose that an aggregate 101,735,680 shares will have registration rights under the Registration Rights Agreement.

U.S. Federal Income Tax Considerations, page 171

19.	Please revise your disclosure to provide a firm conclusion regarding treatment of the Domestication under Section 368 and remove language stating that it is intended that, or generally, certain material tax consequences will apply. In addition, please clearly state that the conclusion is the opinion of counsel. Please also remove any statement that assumes the material tax consequences at issue (e.g., “Assuming the Domestication qualifies as an F Reorganization...”). Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 56, 182 and 183 of the First Amended Registration Statement to provide a firm conclusion regarding treatment of the Domestication under 368 and has also filed an opinion of counsel that the Domestication will qualify as an F Reorganization.

Description of D8’s and New Vicarious Surgical’s Securities

New Vicarious Surgical Class B Common Stock, page 214

20.	Your disclosure in this section states that the holders of New Vicarious Surgical Class B Shares do not have conversion rights. However, your registration statement cover page registers Class A common stock issuable upon the conversion of Class B common stock and the certificate of incorporation filed as Annex B-1 appears to contemplate optional conversion of Class B common stock. Please revise this section to discuss the conversion rights attached to the Class B common stock and any other material rights or terms associated with the Class B common stock or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 222 of the First Amended Registration Statement to discuss the conversion rights attached to the Class B common stock and any other material rights or terms associated with the Class B common stock.

United States Securities and Exchange Commission

July 15, 2021

Beneficial Ownership of Securities, page 222

21.	Please revise to identify the natural persons with voting and/or dispositive control of the shares held by Polar Multi-Strategy Master Fund and Gates Frontier, LLC in footnotes 15 and 17 to the beneficial ownership table, respectively.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 231 of the First Amended Registration Statement to identify the natural persons with voting and/or dispositive control of the shares held by Gates Frontier, LLC. The Company advises the Staff that it is unable to identify the natural persons with voting and/or dispositive control of the shares held by Polar Multi-Strategy Master Fund based upon the information publicly available in the Schedule 13G filed by Polar Asset Management Partners Inc. on February 8, 2021.

Business of New Vicarious Surgical, page 229

22.	We note your statements throughout this section which indicate or imply that the Vicarious System will be approved or has already been approved. By way of example only, we note your statements that:

●	“By fundamentally engineering a better solution, Vicarious Surgical believes it has created a more capable surgical robot than those currently available on the market...”

●	“The Vicarious System provides exceptional reach within the abdomen, enabling the surgeon to enter the abdomen from nearly any angle and work in nearly any direction...”

●	“...the Vicarious System is much smaller and is easily moved to any operating room throughout a medical facility.”

●	“Vicarious Surgical believes that adoption of the Vicarious System will be facilitated by a streamlined training regimen.”

●	“The Vicarious System surgeon console provides all the systems necessary for the surgeon to have an effective, immersive experience, visualizing the surgical field and controlling all the motions of the robot, enabling performance and patient outcomes that are not available on other existing systems.”

●	“After FDA clearance for commercialization in the U.S....”

●	“Following the initial clearance for ventral hernia repair...”

Please revise your disclosures throughout this section to (i) remove any implication that the Vicarious System has been approved or is likely to obtain marketing approval and (ii) clarify, if true, that the purported advantages of the Vicarious System as compared to existing systems and methods of surgery are yet to be realized.

Response: In response to the Staff’s comment, the Company has revised the disclosures in the Business Section to address the concerns noted in the comment.

23.	Please revise this section, where appropriate, to discuss the historical development of the Vicarious System. In particular, please discuss any clinical evaluations of the Vicarious System that have been completed or that are underway and any additional testing or studies that may be required.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 243 and 244 of the First Amended Registration Statement to discuss the historical development of the Vicarious System, as well as the non-clinical verification and validation testing that has been completed and that is currently planned.

United States Securities and Exchange Commission

July 15, 2021

Intellectual Property, page 235

24.	Please revise to disclose for each material patent and patent application the subject matter to which such patents or patent applications relate, the type of patent protection and applicable jurisdictions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 244 and 245 of the First Amended Registration Statement to address the subject matter of its material patents and patent applications, as well as the applicable jurisdictions of its patent applications.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

cc:	Donald Tang, D8 Holdings Corp.